CHINESE MANUFACTURERS ONLINE, CORP.
115 Route 46 West, Suite B-12
Mountain Lakes, New Jersey 07046

December 21, 2007

Joshua Thomas, Staff Accountant
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:         Chinese Manufacturers Online Corp.
Item 4.01 form 8-K
Filed 11/16/07
File No. 000-518

We are in receipt of your comment letter dated November 20, 2007 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

1.
Disclose whether the former auditor’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Please note that report modifications would include the disclosure of uncertainty regarding the ability to continue as a going concern in the auditor’s report.

The 8-K has been amended to provide that for the past two years the only adverse opinion contained in the auditor’s report was the ability of the Company to operate as a going concern.  The disclosure regarding Chinese Manufacturers’ Online ability to continue as a going concern has been disclosed in the amendment to the Form 8-K.

2.
Please obtain and file an Exhibit 16 letter from the former accountant stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.  Please ensure that the letter from the former accountant addresses all of the disclosures in the amended 8-K pertaining to the former accountant. We note that the letter filed with your current 8-K addressed only Item 4(a)(ii) of the disclosure, while references to the former accountant were also made in other paragraphs of your disclosure.

We have obtained and filed an amended Exhibit 16 letter from the former accountant stating that he agrees with the revised Item 304 disclosures and all statements contained in Item 4.01 of the amended 8-k.

In connection with responding to these comments, the Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Chinese Manufacturers Online, Corp.

By:  /s/Gouyou Lin
       Gouyou Lin
          President and Chief Executive Officer